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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

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                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 13)

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                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:

         Gavin B. Grover, Esq.                   Carla Hamre Donelson, Esq.
      Morrison & Foerster LLP                          General Counsel
         425 Market Street                               Verio Inc.
  San Francisco, California 94105           8005 South Chester Street, Suite 200
           (415) 268-7000                         Englewood, Colorado 80112
                                                       (303) 645-1900

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  This Amendment No. 13 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, Amendment No. 5 thereto filed with the SEC on June 30, 2000, Amendment No. 6 thereto filed with the SEC on July 14, 2000, Amendment No. 7 thereto filed with the SEC on July 20, 2000, Amendment No. 8 thereto filed with the SEC on July 28, 2000, Amendment No. 9 thereto filed with the SEC on August 1, 2000, Amendment No. 10 thereto filed with the SEC on August 3, 2000, Amendment No. 11 thereto filed with the SEC on August 11, 2000, and Amendment No. 12 thereto filed with the SEC on August 16, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus all accumulated and unpaid dividends on each share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer (as defined below), net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements; Item
8. Additional Information.

  The subsection "Other Transactions" under the section "Certain Relationships and Related Transactions" found in Schedule I of the Schedule 14D-9, referenced in Item 3 and Item 8, subsection "Information Statement", of the
Schedule 14D-9, is hereby amended and supplemented by adding the following:

  As of August 11, 2000, Verio entered into a Collocation Services Agreement with NTT Communications in Japan. Under the terms of the agreement, Verio will resell the collocation and Internet connectivity services of NTT Communications to Verio's customers in Japan. Such collocation and Internet connectivity services will be made available to Verio's customers at NTT Communications's new data center in Tokyo. NTT Communications will charge Verio a wholesale price for the services that Verio may resell to its customers. To date, Verio has paid NTT Communications approximately $55,585.52 in connection with this reseller relationship.
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000.

                                          By:    /s/ Justin L. Jaschke
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                                                    Justin L. Jaschke
                                          Chief Executive Officer and Director